Exhibit 99.3

THIS DOCUMENT AND THE ENCLOSED DOCUMENTS ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to any aspect of the matters referred to in this Document, please take advice from a stockbroker, solicitor, accountant or other independent professional adviser.

If you have sold or otherwise transferred all of your Ordinary Shares, please send this Document, together with the enclosed documents, at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. If you have sold or otherwise transferred some of your Ordinary Shares, you should contact the bank, stockbroker or other agent through whom the sale was effected.

AMRYT PHARMA PLC

(Incorporated and registered in England and Wales under number 12107859)

Cancellation of Admission of Ordinary Shares to Trading on AIM and Intention to Continue Listing of ADSs on Nasdaq

Shore Capital and Corporate Limited and Shore Capital Stockbrokers Limited, which are authorised and regulated in the UK by the FCA, are acting as nominated adviser and joint broker to the Company, respectively, in connection with the matters described in this Document and are not acting for any other persons in relation to the matters described herein. Shore Capital is acting exclusively for the Company and for no one else in relation to the contents of this Document and persons receiving this Document should note that Shore Capital will not be responsible to anyone other than the Company for providing the protections afforded to clients of Shore Capital or for advising any other person on the arrangements described in this Document. The responsibilities of Shore Capital as the Company’s nominated adviser under the AIM Rules for Companies and the AIM Rules for Nominated Advisers are owed solely to the London Stock Exchange and are not owed to the Company or to any Director, shareholder or other person in respect of the matters described herein or otherwise.

No person should construe the contents of this Document as legal, tax or financial advice and recipients of this Document should consult their own advisers as to the matters described in this Document.

Copies of this Document will be available on the Company’s website at www.amrytpharma.com.

Cautionary note regarding forward-looking statements

This Document contains statements about the Company that are or may be “forward-looking statements”. All statements, other than statements of historical facts, included in this Document may be forward-looking statements. Without limitation, any statements preceded or followed by, or that include, the words “targets”, “plans”, “believes”, “expects”, “aims”, “intends”, “will”, “may”, “should”, “anticipates”, “estimates”, “projects” or words or terms of similar substance, or the negative thereof, are forward-looking statements. These forward-looking statements are not guarantees of future performance and have not been reviewed by the auditors of the Company. These factors are discussed in the “Risk Factors” section of filings that the Company makes with the SEC, including its Annual Report on Form 20-F for the year ended 31 December 2020, subsequent reports on Form 6-K and other documents filed by the Company from time to time with the SEC. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the present and future business strategies of the Company and the environment in which it will operate in the future. Past performance is not a guarantee of future performance. Investors should not place undue reliance on such forward-looking statements and, save as is required by law or regulation (including to meet the requirements of the AIM Rules for Companies, UK MAR or the DTRs), the Company does not undertake any obligation to update publicly or revise any forward-looking statements (including to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based). All subsequent forward-looking statements attributed to the Company or any persons acting on its behalf are expressly qualified in their entirety by the cautionary statement above. All forward-looking statements contained in this Document are based on information available to the Directors of the Company at the date of this Document, unless some other time is specified in relation to them, and the posting or receipt of this Document shall not give rise to any implication that there has been no change in the facts set forth herein since such date.

Notice to overseas persons

The distribution of this Document in certain jurisdictions may be restricted by law and therefore persons into whose possession this Document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

CONTENTS

Page

EXPECTED TIMETABLE	4

LETTER FROM THE CHAIRMAN OF AMRYT PHARMA PLC.	5

DEFINITIONS	11

EXPECTED TIMETABLE

Dispatch of this Document and the enclosed documents	22 November 2021

Last date for receipt by Link Group from certificated shareholders of duly completed block transfer participation request forms and original share certificates	9 December 2021 at 1.00 p.m.

Expected date of issuance of ADSs to block transfer participants	7 January 2022

Expected date of posting of ADS confirmations to shareholders by Citibank	7 January 2022

Last date for receipt by Citibank from CREST holders of duly completed issuance forms	10 January 2022 at 3:00 p.m.

Last day of dealings in the Ordinary Shares on AIM	10 January 2022

Cancellation of admission to trading on AIM of the Ordinary Shares	11 January 2022 at 7.00 a.m.

Notes

(1)	References to time in this Document are to London time unless otherwise stated.

(2)	Each of the times and dates in the above timetable are subject to change. If any of the above times and/or dates change, the revised times and/or dates will be notified to shareholders by announcement through a Regulatory Information Service.

LETTER FROM THE CHAIRMAN OF AMRYT PHARMA PLC

(Registered and incorporated in England and Wales with Company number 12107859)

Directors:	Registered Office:
Ray Stafford (Non-Executive Chairman)	Dept 920a
Dr. Joseph Wiley (Chief Executive Officer)	196 High Road
George Hampton (Non-Executive Director)	Wood Green
Rajkumar Kannan (Non-Executive Director)	London
Dr. Roni Mamluk (Non-Executive Director)	N22 8HH
Dr. Alain Munoz (Non-Executive Director)
Donald Stern (Non-Executive Director)
Dr. Patrick Vink (Non-Executive Director)
Stephen Wills (Non-Executive Director)
22 November 2021

Cancellation of Admission of Ordinary Shares to Trading on AIM and Intention to Continue Listing of ADSs on Nasdaq

Dear Shareholder,

1.	Introduction

On 22 November 2021, it was announced that the Board had resolved to cancel the admission of the Ordinary Shares to trading on AIM. Following the AIM Delisting, ADSs representing the Company’s Ordinary Shares will remain listed on Nasdaq and all public trading of securities in the Company will take place on that exchange. To sell Ordinary Shares on a public market following the AIM Delisting, shareholders will need to deposit their Ordinary Shares for delivery of ADSs. Holders of Ordinary Shares are referred to paragraph 6 (Information for holders of Ordinary Shares) below which explains in more detail the process of depositing Ordinary Shares for delivery of ADSs.

The purpose of this letter is to provide you with the background to, and reasons for, the AIM Delisting, and to explain why the Directors consider the AIM Delisting to be in the best interests of the Company and its shareholders as a whole.

The AIM Delisting will take effect on 11 January 2022 and the last day of trading of Ordinary Shares on AIM will be 10 January 2022. By providing shareholders with substantial advance notice, together with clear guidance as to how to deposit Ordinary Shares for delivery of ADSs listed on Nasdaq (without cost, until the last day of dealings of the Ordinary Shares on AIM, which is expected to be 10 January 2022), it is expected that shareholders who wish to deposit their Ordinary Shares for delivery of ADSs will be able to do so with relative ease.

2.	Background

Amryt was originally incorporated in Ireland in 2015 as Amryt Pharmaceuticals Designated Activity Company, with a focus on acquiring, developing and commercialising innovative treatments to help improve the lives of patients with rare and orphan diseases. In April 2016, Amryt DAC was acquired by Fastnet Equity plc by way of a reverse takeover under the AIM Rules for Companies and the Euronext Growth Rules. Upon the acquisition of Amryt DAC, Fastnet Equity plc changed its name to Amryt Pharma plc and the securities of the enlarged group were readmitted to trading on AIM and Euronext Growth.

On 21 May 2019, Amryt Pharma plc announced that it had reached an agreement to acquire Aegerion Pharmaceuticals, Inc. The acquisition constituted a reverse takeover under the AIM Rules for Companies and the Euronext Growth Rules. As part of the acquisition, Amryt Pharma plc inserted a new company incorporated in England and Wales, Amryt Pharma Holdings plc, as the new holding company of the Amryt group by way of a court sanctioned scheme of arrangement which became effective on 24 September 2019, on which date Amryt Pharma Holdings plc changed its name to Amryt Pharma plc. On the same date, the former Amryt Pharma plc re-registered as a private company and changed its name to Amryt Pharma Holdings Limited. On 25 September 2019, the Ordinary Shares of Amryt Pharma plc were admitted to trading on AIM and Euronext Growth. On 8 July 2020, the Company completed a direct listing of ADSs representing its Ordinary Shares on the Nasdaq Global Select Market, with each ADS representing five Ordinary Shares. On 9 September 2020, the Company cancelled the admission of its Ordinary Shares to trading on the Euronext Growth Market.

On 5 May 2021, Amryt announced that it had reached an agreement to acquire US-listed company, Chiasma, Inc., for consideration in the form of ADSs. This acquisition completed on 5 August 2021 and further increased the number of ADSs held in the United States and traded on Nasdaq.

As at 17 November 2021, being the last practicable date prior to the date of this Document, approximately

73.2 per cent. of the Company’s Ordinary Shares are represented by ADSs tradeable on Nasdaq. By reference to the volume of underlying Ordinary Shares, approximately 87 per cent. of trading in the Company’s Ordinary Shares in the month to 17 November 2021 took place on Nasdaq. All shareholders who have not already deposited their Ordinary Shares for delivery of ADSs are currently able to do so at any time. Affiliates of the Company who deposit their Ordinary Shares may be subject to limitations on resale of ADSs under U.S. securities law.

The AIM Rules for Companies require that, unless the London Stock Exchange otherwise agrees, the cancellation of a company’s shares from trading on AIM requires the consent of not less than 75 per cent. of votes cast by its shareholders given in a general meeting. However, in the Company’s case, given that the listing of its ADSs on Nasdaq enables shareholders to continue to trade their shares in the Company in that format and, further, that there is a process available to shareholders to deposit their Ordinary Shares for delivery of ADSs prior to the AIM Delisting, the London Stock Exchange has agreed that shareholder consent in a general meeting is not required for the Company to proceed with the AIM Delisting.

3.	Reasons for the AIM Delisting

The Board has decided to implement the AIM Delisting for the following reasons:

•	An increasingly smaller proportion of the trading in the Company’s Ordinary Shares is conducted on AIM compared to Nasdaq and a continuation of the decline in this proportion would be likely to lead to a decrease in the liquidity of the Ordinary Shares trading on AIM.

•	The AIM Delisting is expected to further enhance the liquidity of trading in the Company’s securities by combining on Nasdaq the volume of transactions from both Nasdaq and AIM.

•	A Nasdaq-only listing structure provides for a streamlined operation that showcases the global nature of the Company and places it more clearly within the ranks of international biopharmaceutical companies that are its true peers.

•	The cost of complying with the AIM Rules for Companies is duplicative of that for complying with the Nasdaq market rules and the Company sees advantages in reducing its cost base as it progresses its clinical programmes and commercial strategy.

•	Internal financial and legal staff time spent on compliance with the AIM Rules for Companies is duplicative of that required for compliance with the Nasdaq market rules.

•	ADSs representing the Company’s Ordinary Shares will still be tradeable on Nasdaq.

Accordingly, the Directors believe that it is no longer in the best interests of the Company or its shareholders as a whole for the Company to retain admission of its Ordinary Shares to trading on AIM.

In order to facilitate the transition to the sole listing on Nasdaq, the Company is providing an opportunity for shareholders to deposit their Ordinary Shares with the Company’s ADS depositary in exchange for delivery of ADSs, without cost, prior to the AIM Delisting becoming effective on 11 January 2022. The ADSs will continue to be traded on Nasdaq and the Company has no intention to cancel the listing of its ADSs on the Nasdaq.

4.	Effect of the AIM Delisting

Shareholders will no longer be able to buy and sell Ordinary Shares on AIM after 10 January 2022. Holders of Ordinary Shares should read paragraph 6 (Information for holders of Ordinary Shares) below which explains in more detail the process of depositing Ordinary Shares for delivery of ADSs.

As a company incorporated in England and Wales, the Company will continue to be subject to the requirements of the Companies Act 2006.

Following the AIM Delisting taking effect, the Company will no longer be subject to the AIM Rules for Companies or be required to retain the services of an independent nominated adviser. The Company will also no longer be subject to the QCA Corporate Governance Code or be required to comply with the continuing obligations set out in the DTRs (insofar as they currently apply to the Company) or, provided the Company’s securities remain outside the scope of the regulation, UK MAR. In addition, the Company and its shareholders will no longer be subject to the provisions of the DTRs relating to the disclosure of changes in significant shareholdings in the Company. The Company will, however, continue to comply with all regulatory requirements for the Nasdaq listing of ADSs, including all applicable rules and regulations of the SEC.

Shareholders who continue to hold Ordinary Shares following the AIM Delisting will continue to be notified in writing of the availability of key documents on the Company’s website, including publication of annual reports and annual general meeting documentation. Holders of ADSs will be able to continue to access all such information via the Amryt website. Holders of Ordinary Shares and ADSs will both be eligible to receive any future dividends that may be declared.

5.	Application of the City Code following the AIM Delisting

Following the AIM Delisting, as the Company will remain a public limited company incorporated in England and Wales but its securities will not be admitted to trading on a regulated market or multilateral trading facility in the United Kingdom (or a stock exchange in the Channel Islands or the Isle of Man), the City Code will only apply to the Company if it is considered by the Panel to have its place of central management and control in the United Kingdom (or the Channel Islands or the Isle of Man). This is known as the “residency test”. The way in which the test for central management and control is applied for the purposes of the City Code may be different from the way in which it is applied by the United Kingdom tax authorities, HMRC. Under the City Code, the Panel looks to where the majority of the directors of the Company are resident, amongst other factors, for the purposes of determining where the Company has its place of central management and control.

None of the Directors is resident in the United Kingdom. Accordingly, the Panel has confirmed to the Company that, following the AIM Delisting, the City Code will not apply to the Company, and the Company and its shareholders will therefore not have the benefit of the protections the City Code affords, including, but not limited to, the requirement that a person (together with persons acting in concert with that person) who acquires an interest in Ordinary Shares carrying 30 per cent. or more of the voting rights in the Company or who increases an existing interest of not less than 30 per cent. but not more than 50 per cent. of the voting rights, must make a cash offer to all other shareholders at the highest price paid by such person (or person acting in concert with such person) in the 12 months before the offer was announced.

Notwithstanding the above, the Company may become subject to the City Code in the future if any changes to the Board composition result in the majority of the Directors being resident in the United Kingdom, Channel Islands or the Isle of Man.

6.	Information for holders of Ordinary Shares

The Company’s Ordinary Shares will continue to be traded on AIM until market close (4.30 p.m. London time) on 10 January 2022. Thereafter, holders of Ordinary Shares can still hold the Ordinary Shares, but there will be no public market in the United Kingdom on which the Ordinary Shares can be traded, and the Ordinary Shares will not be tradeable on Nasdaq in this form.

To sell Ordinary Shares on a public market following the AIM Delisting, shareholders would need to deposit their Ordinary Shares for delivery of ADSs. Each ADS represents five Ordinary Shares. The price of the Company’s ADSs on Nasdaq are quoted in US dollars. This deposit can be made at any time, including before the AIM Delisting, subject in all cases to the provisions of, and the limitations set forth in, the Deposit Agreement. A copy of the Deposit Agreement has been filed with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the Deposit Agreement from the SEC’s website (www.sec.gov). Please refer to Registration Number 333-233844 when retrieving such copy.

Affiliates of the Company who hold Ordinary Shares are considered “Restricted” shareholders under

U.S. law, and as such are prohibited from depositing their Ordinary Shares into the “Unrestricted” Nasdaq listed ADS program. For those Affiliates that wish to hold ADSs, special arrangements have been put in place with Citibank to deposit Ordinary Shares into Restricted ADSs. For the purposes of this paragraph, an affiliate of the Company is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Company. Please contact Citibank via citiADR@citi.com for further information.

The Board considers that shareholders should consider depositing their Ordinary Shares for delivery of ADSs prior to the AIM Delisting on 11 January 2022 for the following reasons:

•	For those shareholders who hold their Ordinary Shares in certificated form and wish to deposit their Ordinary Shares for delivery of ADSs, the Company’s Receiving Agent, Link Group, will facilitate, on the Company’s behalf, a block transfer process. Shareholders who hold their Ordinary Shares in certificated form will find enclosed a personalised block transfer participation request form for use if they wish to deposit their Ordinary Shares for delivery of ADSs. Subject to the requisite documents being returned to Link Group by the required deadline (being 1.00 p.m. on 9 December 2021), Link Group will arrange for the relevant Ordinary Shares to be transferred to and through Link Group’s CREST account to the CREST account of the Custodian, which has been appointed by the Depositary to safe keep the Ordinary Shares upon deposit, so that the Depositary can arrange to deliver the corresponding number of ADSs. The Custodian, on behalf of the Depositary, will hold all deposited Ordinary Shares in a separate custody account for the benefit of the holders and beneficial owners of ADSs.

•	Shareholders who elect to deposit their Ordinary Shares for delivery of ADSs prior to the AIM Delisting will not incur a UK stamp duty, or SDRT, charge. However, it is expected that shareholders who elect to deposit their Ordinary Shares for delivery of ADSs following the AIM Delisting will generally incur a stamp duty, or SDRT, charge, at a rate of 1.5 per cent. of the market value of the Ordinary Shares being deposited, to the UK taxation authority, HMRC.

•	Ordinarily, shareholders who deposit their Ordinary Shares for delivery of ADSs are charged an ADS issuance fee, by the Depositary, of up to US$0.05 per ADS. However, no ADS issuance fees will be charged to shareholders who elect to deposit their Ordinary Shares for delivery of ADSs from the date of this letter until (and including) 10 January 2022, being the anticipated last day of trading of the Company’s Ordinary Shares on AIM. Thereafter, ADS issuance fees of up to US$0.05 per ADS may be charged by the Depositary in connection with any future conversions of Ordinary Shares into ADSs.

•	Ordinary Shares may be deposited for delivery of ADSs only in multiples of five Ordinary Shares. It is not possible to receive a fraction of an ADS, so in the event that the deposit is completed after the AIM Delisting, there is a risk that shareholders will be left with a small number of Ordinary Shares (up to a maximum of four shares) which cannot be deposited for delivery of ADSs. If the deposit is made before the AIM Delisting has taken effect, any residual Ordinary Shares can be sold by shareholders on AIM prior to, and including, 10 January 2022 so long as those Ordinary Shares are in uncertificated form. Shareholders who hold their Ordinary Shares in certificated form may elect to donate their residual shares to the charity Share Gift by making that election on their personalised block transfer participation request form.

Shareholders who do not elect to participate in the block transfer process can utilise the services of a broker who is able to facilitate deposits of Ordinary Shares at the shareholder’s convenience.

Shareholders whose Ordinary Shares are held in uncertificated form in CREST and who wish to deposit their Ordinary Shares for delivery of ADSs, should contact their broker without delay to request that their Ordinary Shares are deposited.

Amryt advises holders of Ordinary Shares to seek independent financial advice regarding the AIM Delisting and the deposit of their Ordinary Shares for delivery ADSs.

Information on the process to deposit Ordinary Shares for delivery of ADSs and the forms to be completed accompany this Document. The information and forms, and contacts at the Company’s Receiving Agent, Link Group, in respect of completion of the block transfer participation request form for certificated holders, and the Company’s ADS depositary, Citibank, are included on Amryt’s website at www.amrytpharma.com.

7.	UK tax treatment

Amryt is not able to provide shareholders with any form of taxation advice and shareholders are strongly advised to seek their own professional advice in order to ascertain the consequences for them of continuing to hold Ordinary Shares following the AIM Delisting becoming effective or depositing Ordinary Shares for delivery of ADSs.

The following summary does not constitute legal or tax advice and is not exhaustive. The Company’s understanding of the current position for individuals who are UK resident and UK domiciled for relevant tax purposes is as follows but it should be noted that the position on certain points is not free from uncertainty and that the Company has not taken steps to confirm the current position with HMRC. Therefore, the following should not be relied upon by shareholders (and the Company accepts no liability in respect of any such reliance on any information provided herein on taxation matters):

•	Some investors purchase AIM-quoted shares because they may be classed as unlisted/unquoted securities which may qualify for relief from inheritance taxation and certain other preferential tax benefits. The AIM Delisting should not, in itself, prevent the Ordinary Shares (and, therefore, continued holdings of such Ordinary Shares) from qualifying as unlisted/unquoted securities for the purposes of certain specific UK tax rules (notably, the UK inheritance tax business property relief rules).

•	Under HMRC’s stated practice those shareholders who elect to deposit their holdings of Ordinary Shares for delivery of Nasdaq-listed ADSs should not be considered as disposing of the Ordinary Shares for UK capital gains tax purposes when transferring the shares to the Company’s ADS depositary, Citibank, in exchange for issue of ADSs on the basis that the shareholder retains beneficial ownership of the Ordinary Shares. Shareholders should be aware that HMRC to date has not published detailed guidance on the treatment of ADSs for inheritance tax purposes.

Shareholders who elect to deposit their holdings of Ordinary Shares for delivery of Nasdaq-listed ADSs prior to the AIM Delisting should not incur a stamp duty, or SDRT, charge. It is expected that shareholders who elect to deposit their holdings of Ordinary Shares for delivery of Nasdaq-listed ADSs following the AIM Delisting will generally incur a stamp duty, or SDRT, charge at the rate of 1.5 per cent. of the market value of the Ordinary Shares being deposited.

It is strongly recommended that shareholders obtain appropriate professional advice in respect of these and other taxes.

8.	Further information in relation to the AIM Delisting

The Board believes that the AIM Delisting is an appropriate next step for the Company and is in the best interests of shareholders as a whole. Further information about the process required to deposit Ordinary Shares for delivery of ADSs tradeable on Nasdaq, together with a set of Frequently Asked Questions, accompany this Document.

9.	Action to be taken to deposit Ordinary Shares for delivery of ADSs

Shareholders are reminded that the Company’s Ordinary Shares will continue to be traded on AIM until market close (4.30 p.m. London time) on 10 January 2022. Any shareholder holding Ordinary Shares in certificated form who wishes to deposit their holding of Ordinary Shares for delivery of Nasdaq-listed ADSs prior to the AIM Delisting must submit their block transfer participation request form accompanying this letter and their original share certificate(s) to Link Group, so as to be received by Link Group by no later than 1.00 p.m. on 9 December 2021 in accordance with the instructions in the form.

Any shareholder holding shares in CREST who wishes to deposit their holding of Ordinary Shares for delivery of Nasdaq-listed ADSs prior to the AIM Delisting should contact their broker as soon as possible to deposit their Ordinary Shares.

After the AIM market close on 10 January 2022, holders of Ordinary Shares can still hold the Ordinary Shares, but there will be no public market in the United Kingdom on which the Ordinary Shares can be traded. It is expected that shareholders who elect to deposit their holdings of Ordinary Shares for delivery of Nasdaq-listed ADSs following the AIM Delisting will incur a stamp duty, or SDRT, charge at the rate of 1.5 per cent. of the market value of the Ordinary Shares being deposited.

In addition, shareholders who deposit their Ordinary Shares for delivery of ADSs are ordinarily charged an ADS issuance fee, by the Depositary, of up to US$0.05 per ADS. However, no ADS issuance fees will be charged to shareholders who elect to deposit their Ordinary Shares for delivery of ADSs from the date of this letter until (and including) 10 January 2022, being the anticipated last day of trading of the Company’s Ordinary Shares on AIM. Thereafter, ADS issuance fees of up to US$0.05 per ADS may be charged by the Depositary in connection with any future conversions of Ordinary Shares into ADSs.

Existing holders of ADSs not also holding Ordinary Shares do not need to take any action in connection with the AIM Delisting.

In respect of any queries regarding completion of the block transfer participation request form, a shareholder assistance advice line is being operated by the Company’s Receiving Agent, Link Group, which can be accessed by all shareholders on 0371 664 0321. Calls are charged at the standard geographic rate and will vary by provider. Calls from outside the UK will be charged at the applicable international rate. Lines are open 9.00 a.m. to 5.30 p.m., Monday to Friday, excluding public holidays in England and Wales.

In respect of any queries regarding the deposit of Ordinary Shares for delivery of ADSs, please contact the Company’s depositary, Citibank, on +44 207 500 2030 (London) or +44 207 500 5634 (London) or

+1 877 248 4237 (New York). Calls are charged at the applicable international rate and will vary by provider. Lines are open 9.00 a.m. to 5.30 p.m., Monday to Friday local time, excluding public holidays.

Your faithfully,

Ray Stafford

Chairman

DEFINITIONS

ADSs	American Depositary Shares, each representing five Ordinary Shares;

AIM	AIM, a market operated by the London Stock Exchange;

AIM Delisting	the cancellation of the admission of the Ordinary Shares to trading on AIM;

AIM Rules for Companies	the rules and guidance for companies whose shares are admitted to trading on AIM entitled “AIM Rules for Companies” published by the London Stock Exchange as amended from time to time;

AIM Rules for Nominated Advisers	the AIM Rules for Nominated Advisers published by the London Stock Exchange from time to time

Amryt DAC	Amryt Designated Activity Company;

Circular or Document	this circular prepared in relation to the AIM Delisting and the General Meeting;

City Code	the City Code on Takeovers and Mergers;

Company or Amryt	Amryt Pharma plc;

CREST	the computerised settlement system to facilitate transfer of title to or interest in securities in uncertificated form operated by Euroclear UK & International Limited;

Custodian	Citibank N.A., London Branch;

Deposit Agreement	the New York law governed deposit agreement dated 24 September 2019 between the Company, the Depositary and all holders and beneficial owners of ADSs issued thereunder and amended and restated on 8 July 2020;

Depositary	Citibank N.A.;

Directors or Board	the directors of the Company as at the date of this Document whose names are Ray Stafford, Dr. Joseph Wiley, George Hampton, Rajkumar Kannan, Dr. Roni Mamluk, Dr. Alain Munoz, Donald Stern, Dr. Patrick Vink and Stephen Wills;

DTRs	the Disclosure Guidance and Transparency Rules of the FCA;

Euronext Growth	the Euronext Growth Market of the Irish Stock Exchange;

Euronext Growth Rules	the rules of Euronext Growth contained in the Euronext Growth Markets Rule Book published by Euronext;

FCA	the Financial Conduct Authority;

HMRC	Her Majesty’s Revenue & Customs;

London Stock Exchange	London Stock Exchange plc;

Nasdaq	the Nasdaq Global Select Market;

Ordinary Shares	ordinary shares of £0.06 each in the capital of the Company;

Panel	the Panel on Takeovers and Mergers;

Receiving Agent	Link Market Services Limited, trading as Link Group;

SEC	the U.S. Securities and Exchange Commission;

SDRT	stamp duty reserve tax;

Shore Capital	together Shore Capital and Corporate Limited and Shore Capital Stockbrokers Limited, the Company’s nominated adviser and joint broker, respectively;

UK or United Kingdom	the United Kingdom of Great Britain and Northern Ireland;

UK MAR	Regulation (EU) No.596/2014 which forms part of domestic law in the United Kingdom pursuant to the European Union (Withdrawal) Act 2018; and

U.S. or United States	the United States of America.

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